UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-16455

NEWMIL BANCORP, INC.
(Exact name of registrant as specified in its charter)

19 MAIN STREET
P.O. BOX 600
NEW MILFORD, CT 06776
(860) 355-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $.50 PER SHARE
(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification or notice date:    0

     Pursuant to the requirements of Securities Exchange Act of 1934, as amended, Webster Financial Corporation, as successor to NewMil Bancorp, Inc. pursuant to the merger of NewMil Bancorp, Inc. with and into Webster Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WEBSTER FINANCIAL CORPORATION

DATE: October 10, 2006	By:	/s/ Harriet Munrett Wolfe Harriet Munrett Wolfe Executive Vice President, General Counsel and Secretary